EXHIBIT 99.1

TeliaSonera Comments on Lifted Interim Measures on Turkcell Holding Shares

STOCKHOLM, Sweden, Nov. 24, 2005 (PRIMEZONE) -- The International Court of Arbitration in Geneva is handling the arbitration between TeliaSonera and Turkish Cukurova Group on the agreement entered into in March on the sale of Cukurova's 27 percent indirect holding in Turkcell Iletisim Hitzmetleri A.S. The arbitration tribunal decided on 24 October to issue an interim order prohibiting Cukurova to transfer the disputed shares in a way that would prevent Cukurova from transferring the shares to TeliaSonera, should the tribunal decide in TeliaSonera's favor. That order has now been lifted at TeliaSonera's request.

The granting of interim measures generally require that the party requesting such orders arranges security for damages that such an order could cause. In this case, Cukurova would risk not being able to pay its monthly installments of 135 MUSD to the government and such a default would at the end of November cause Cukurova's debts to the government to increase by approximately 1 BUSD. Keeping the interim order would therefore in essence require a loan from TeliaSonera to Cukurova of approximately 700 MUSD before a decision from the arbitration tribunal will be made. Due to the lack of financial security for a loan, Cukurova's disinterest in arranging other types of security measures and Cukurova's unstable financial situation, TeliaSonera has decided to not provide such a loan without sufficient security and has instead withdrawn the request for interim measures.

TeliaSonera will continue to defend its rights in the arbitrations in Geneva regarding the March agreement. That arbitration process proceeds, but without interim measures in place, and TeliaSonera continues to request that Cukurova shall transfer its shares in Turkcell Holding to TeliaSonera. TeliaSonera will also continue to defend its rights in the arbitration in Vienna regarding Cukurova's breach of a shareholders' agreement between Cukurova and TeliaSonera.

TeliaSonera will also continue to strive for improved corporate governance principles in Turkcell. TeliaSonera's commitment to the Turkish market and Turkcell remains.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

 For further information journalists can contact:
 TeliaSonera's Press Office
 +46-(0)8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 Internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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